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中國工商銀行(亞洲)
ICBC (Asia)



FORTIS
Solid partners, flexible solutions



Joint press release

Hong Kong / Brussels / Utrecht, 21 August 2003

ICBC (Asia) and Fortis Sign MOU in Hong Kong to Build a Strengthened Market Position

Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)") and Fortis announced today that they have entered into a non-legally binding memorandum of understanding ("MOU") in connection with a proposed merger of Fortis Bank Asia HK n.v. – s.a.'s ("FBAHK") retail and commercial banking operations (following a carve out of certain of FBAHK's European and corporate banking clients) into ICBC (Asia).

ICBC (Asia), a company listed on The Stock Exchange of Hong Kong Limited and a licensed bank in Hong Kong, is the Hong Kong banking subsidiary of The Industrial and Commercial Bank of China ("ICBC"), an enterprise established under the laws of the People's Republic of China.

FBAHK is a company organised under the laws of Belgium, with principally all of its business conducted through a branch banking operation in Hong Kong, and is wholly owned by Fortis, one of the largest European financial institutions in banking, insurance and asset management.

According to the MOU, the proposed merger is expected to be effected by way of an acquisition by ICBC (Asia) of the entire issued share capital of FBAHK from Fortis, with ICBC (Asia) settling the consideration partly by way of the issue of new ordinary voting shares in ICBC (Asia), representing up to 10 per cent of the enlarged ordinary share capital of ICBC (Asia), and the balance in cash.

It is expected that ICBC will remain the controlling shareholder of ICBC (Asia) after the completion of the proposed merger and that Fortis will remain a key minority shareholder and be represented on the board of directors of ICBC (Asia) by one non-executive director.

It is believed that the proposed merger, if successfully concluded, will allow ICBC (Asia) to become one of the largest banks (in terms of total assets) operating in Hong Kong, with substantially larger and stronger commercial and retail banking operations.

It is also believed that, with Fortis' contribution, the proposed merger will result in a significantly expanded branch network focusing on small to medium sized enterprises and retail customers, thereby highly complementing ICBC (Asia)'s current business and product profile (with particular strengths in corporate banking).

The proposed merger would also provide a much improved level of service and product range to a larger number and cross-section of customers, which is in turn expected to result in increased operating income, larger asset base, enhanced asset quality, improved cross- selling ratios and other benefits.

Dr Jiang Jianqing, Chairman and President of ICBC, and also Chairman of ICBC (Asia), said, "The merger brings complementary value to both parties, who share a common vision. We envisage numerous opportunities in Hong Kong's banking market and have been looking to expand our presence here over the past few years. By integrating the strengths of FBAHK and ICBC (Asia), we can further enhance our competitive edge and gear up for more aggressive expansions."

Mr Anton van Rossum, Chief Executive Officer of Fortis said, "This merger allows us to join forces with the international flagship of China's largest banking group. We will participate in partnership with ICBC (Asia) on a broad front, creating opportunities for staff, and benefits for our customers. We are working to make this MOU a reality. While our other business lines active in Hong Kong and the region are well-positioned for further development under Fortis, we will explore with ICBC (Asia) the possibility of further co-operation and expansion in Greater China and beyond."

Both parties have agreed in the MOU to explore further co-operation after the proposed merger in other business areas such as bancassurance and asset management.

ICBC (Asia)
ICBC (Asia) is a full licensed bank incorporated in Hong Kong and whose shares are listed on The Stock Exchange of Hong Kong Limited (stock code :0349). ICBC (Asia) has 20 branches and one Wealth Management Center in Hong Kong. ICBC (Asia) is principally engaged in banking, financial and related financial services with focus on commercial retail banking business as well as corporate lending business. ICBC (Asia) is the flagship of ICBC Group's banking business in Hong Kong. ICBC (Asia)'s long term strategic objective is to become one of the leading commercial banks in Hong Kong in terms of assets, either through organic growth or through selective acquisitions when opportunities arise

ICBC (The Industrial and Commercial Bank of China)
ICBC is the largest commercial bank in China in terms of assets and one of the top ten commercial banks around the world. As at the end of 2002, its total assets reached RMB 4,776.8 billion (EUR 524.6 billion), representing 1/4 of the aggregate domestic assets of all Chinese commercial banks. ICBC is the market leader in all major areas of banking services in China.

Fortis in Hong Kong
Fortis Bank Asia HK n.v. – s.a. (the subsidiary which is the subject of the MOU) is the result of the integration of Belgian Bank and MeesPierson in Hong Kong. The Bank established its first branch in Hong Kong in 1935. Today, Fortis Bank Asia HK has a network of 22 retail branches and 5 dedicated small and medium sized enterprises business branches. In addition, Fortis Bank n.v. – s.a. (the "parent bank") now has and will continue to be present in Hong Kong with a large branch which is a leading provider of services in the Financial Markets area throughout the region. It also has an active and growing presence in the Private Banking

and Trust Services arena, as well as active and growing positions in select Corporate Banking sectors and in Information Banking.

Fortis in Asia

In the Asia Pacific region, in Banking, Fortis is active in selected areas of Corporate Banking, in Financial markets, in Private Banking and Trust (under the MeesPierson brand name) and with specialized services for institutional clients, Information Banking. It has a network of 4 branches, 2 subsidiaries and 7 Representative Offices in 11 countries and territories. In Insurance, Fortis is present with joint ventures in Malaysia (Mayban Fortis Holdings) and in the P.R.C. (Taiping Life Insurance Company). In Investment Management, Fortis has a joint venture in the P.R.C., Fortis Haitong Investment Management Company.

In Indonesia the company has a majority-owned investment management subsidiary named MeesPierson Finas The Regional Head Office of Fortis for Asia is in Hong Kong.

Fortis

Fortis is an international financial services provider active in the fields of banking, insurance and investment. With a market capitalisation of EUR 21 billion (31/07/2003) and around 69,000 employees, Fortis ranks in the top 20 of European financial institutions. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States.

Press contacts:

Fortis
Brussels: +32 2 565 35 84 *Utrecht:* +31 30 257 65 49

ICBC (Asia)
Hilda Chow +852 2801 8171

Edelman Hong Kong
Eric Wong +852 2837 4705